Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

VIA EDGAR

December 4, 2017

Ms. Marianne Dobelbower

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Credit Opportunities BDC I Inc.
Registration Statement on Form 10 (File No. 000-55850)

Dear Ms. Dobelbower:

CM Credit Opportunities BDC I Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-55850) filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2017 (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. The Company is in the process of responding to comments made by the Commission staff on November 3, 2017.

The Company undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt
Eversheds Sutherland (US) LLP

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